SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 7*

ONVIA.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68338T 10 6

(CUSIP Number)

Suzanne L. Niemeyer, Esq.

Managing Director and General Counsel

Internet Capital Group, Inc.

690 Lee Road

Suite 310

Wayne, Pennsylvania 19087

(610) 727-6900

Copy to:

Christopher G. Karras, Esq.

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103-2793

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68338T 10 6

1.	Name of Reporting Persons I.R.S. Identification Nos. of above person Internet Capital Group, Inc. 23-2996071

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68338T 10 6

1.	Name of Reporting Persons I.R.S. Identification Nos. of above person ICG Holdings, Inc. 51-0396570

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 7 to the Statement on Schedule 13D (this “Amendment”) amends the statement previously filed on March 24, 2000, as amended on December 31, 2001, August 23, 2002, September 23, 2003, January 2, 2004, January 6, 2004 and March 31, 2004 and relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Onvia.com, Inc., a Delaware corporation (the “Issuer”).

The Statement on Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The Reporting Persons each may be deemed to be the beneficial owner with shared power to vote and dispose of no shares of Common Stock (or 0.0% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d).

(c) On March 31, 2004, the Reporting Persons sold, by way of private placement, an aggregate of 1,314,481 shares of Common Stock as follows: pursuant to a Stock Purchase Agreement dated March 31, 2004, the Reporting Persons sold 300,000 shares of Common Stock for an average price per share of $4.00; and pursuant to a Stock Purchase Agreement dated March 31, 2004, the Reporting Persons sold 1,014,481 shares of Common Stock for an average price per share of $4.00.

(e) On March 31, 2004, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The Reporting Persons currently hold no shares of Common Stock.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated April 2, 2004	INTERNET CAPITAL GROUP, INC.

	By:	/s/ Suzanne L. Niemeyer

Suzanne L. Niemeyer Managing Director, General Counsel & Secretary

Dated April 2, 2004	ICG HOLDINGS, INC.

	By:	/s/ Suzanne L. Niemeyer

Suzanne L. Niemeyer Vice President and Secretary